Exhibit 16

Lyn Jones
AGP Mining Consultants Inc.
92 Caplan Ave., Ste. #610, Barrie, Ontario, Canada, L4N 0Z7

CONSENT of QUALIFIED PERSON

I, Lyn Jones, do hereby consent to the public filing of the technical report entitled “Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project Nevada, USA” with an effective date of March 26, 2012 (the “Technical Report”).  I further consent to the publication of the Technical Report by Entrée Gold Inc. (“Entrée”) on its company website or otherwise.

I have read Entrée’s Annual Information Form dated March 29, 2012 (the “AIF”), which the Technical Report supports.  I consent to the use of extracts from, or a summary of, the Technical Report in the AIF, and I confirm that the AIF fairly and accurately represents the information in the Technical Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of my name and the Technical Report, including extracts from or summaries thereof, in and as part of Entrée’s Annual Report on Form 40-F dated March 29, 2012 (the “Form 40-F”), and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to Entrée’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Dated, this 29th day of March, 2012.

/s/Lyn Jones
______________________
Signature of Qualified Person

Lyn Jones
Print name of Qualified Person